UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: December 1, 2009

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008, March 31, and June 30, 2009, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the nine month period ended September 30, 2009 is US$2,238 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on September 30, 2009, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of September 30, 2009, are displayed in the following table:

Amount Amt.	Deal Type	Value/ Expiry Date	Trade Date	Market Rate	Market Value (USD)

(150,000)	Bought Put Eu.Opt	10/28/2009	01/26/2009	3.7573	2,713

300,000	Sold Call Eu.Opt	10/28/2009	12/24/2008	3.7573	(2)

(300,000)	Bought Put Eu.Opt	10/28/2009	12/24/2008	3.7573	3,152

150,000	Sold Call Eu.Opt	10/28/2009	01/26/2009	3.7573	0

150,000	Sold Call Eu.Opt	11/26/2009	01/26/2009	3.7565	(1)

(150,000)	Bought Put Eu.Opt	11/26/2009	01/26/2009	3.7565	3,415

300,000	Sold Call Eu.Opt	11/26/2009	12/24/2008	3.7565	(54)

(300,000)	Bought Put Eu.Opt	11/26/2009	12/24/2008	3.7565	4,613

300,000	Sold Call Eu.Opt	12/29/2009	12/24/2008	3.7560	(232)

150,000	Sold Call Eu.Opt	12/29/2009	01/26/2009	3.7560	(15)

(150,000)	Bought Put Eu.Opt	12/29/2009	01/26/2009	3.7560	4,031

(300,000)	Bought Put Eu.Opt	12/29/2009	12/24/2008	3.7560	5,871

150,000	Sold Call Eu.Opt	01/27/2010	08/05/2009	3.7560	(212)

(150,000)	Bought Put Eu.Opt	01/27/2010	08/05/2009	3.7560	3,345

100,000	Sold Call Eu.Opt	01/27/2010	08/04/2009	3.7560	(423)

(100,000)	Bought Put Eu.Opt	01/27/2010	08/04/2009	3.7560	2,230

150,000	Sold Call Eu.Opt	02/24/2010	08/05/2009	3.7562	(253)

(150,000)	Bought Put Eu.Opt	02/24/2010	08/05/2009	3.7562	3,690

100,000	Sold Call Eu.Opt	02/24/2010	08/04/2009	3.7562	(566)

(100,000)	Bought Put Eu.Opt	02/24/2010	08/04/2009	3.7562	2,460

150,000	Sold Call Eu.Opt	03/26/2010	08/05/2009	3.7567	(526)

(150,000)	Bought Put Eu.Opt	03/26/2010	08/05/2009	3.7567	4,022

100,000	Sold Call Eu.Opt	03/29/2010	08/04/2009	3.7567	(735)

(100,000)	Bought Put Eu.Opt	03/29/2010	08/04/2009	3.7567	2,703

100,000	Sold Call Eu.Opt	04/28/2010	08/05/2009	3.7570	(796)

(100,000)	Bought Put Eu.Opt	04/28/2010	08/05/2009	3.7570	2,917

100,000	Sold Call Eu.Opt	04/28/2010	08/04/2009	3.7570	(894)

(100,000)	Bought Put Eu.Opt	04/28/2010	08/04/2009	3.7570	2,917

100,000	Sold Call Eu.Opt	05/26/2010	08/05/2009	3.7574	(935)

(100,000)	Bought Put Eu.Opt	05/26/2010	08/05/2009	3.7574	3,102

100,000	Sold Call Eu.Opt	05/26/2010	08/04/2009	3.7574	(1,040)

(100,000)	Bought Put Eu.Opt	05/26/2010	08/04/2009	3.7574	3,102

100,000	Sold Call Eu.Opt	06/28/2010	08/05/2009	3.7579	(1,096)

(100,000)	Bought Put Eu.Opt	06/28/2010	08/05/2009	3.7579	3,304

100,000	Sold Call Eu.Opt	06/28/2010	08/04/2009	3.7579	(1,151)

(100,000)	Bought Put Eu.Opt	06/28/2010	08/04/2009	3.7579	3,304